Exhibit 99

REPORT ON MATERIAL FACT

«INFORMATION ON ONE-TIME INCREASE IN NET PROFIT OF THE ISSUER BY MORE
THAN 10 PERCENT»

1.	General Information.
1.1.	Issuer’s full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications “Rostelecom”.
1.2.	Issuer’s short proprietary name: OJSC Rostelecom.
1.3.	Location: 15, Dostoevskogo st., St. Petersburg, 191002, Russian Federation.
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer’s Identification Number (TIN): 7707049388.
1.6.	Issuer’s unique code assigned by registration authority: 00124-A.
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en/.
1.8.	Periodical print used by the Issuer to disclose report on material fact: newspaper “Gazeta” and “Supplement to the FSFM Bulletin”.
1.9.	Number of report on material fact(s): 0300124A30102006.

2.	Material Information.
2.1.

The facts which entailed a one-time increase in net profit of the Issuer by more than 10 percent: according to Russian Accounting Standards “Financial investments accounting” RAS 19/02, the Company revalued its financial investments at their current market value in the 3rd quarter of 2006. The results of such revaluation amounted to RUR 1,189,745 thousand. The increase in net profit in the 3rd quarter of 2006 is also attributable to an increase in revenue from selling commodities, products, works, and services (less VAT, excises and other mandatory payments) of RUR 922,592 thousand, and to an income tax increase of RUR 463,810 thousand.

2.2.	Date of the facts which entailed a one-time increase in net profit of the Issuer by more than 10 percent: October 30, 2006.
2.3.	Net profit of the Issuer in the 2nd quarter 2006: RUR 680,166 thousand.
2.4.	Net profit of the Issuer in the 3rd quarter 2006: RUR 2,268,956 thousand.
2.5.	Increase in net profit of the Issuer in absolute and percentage terms: RUR 1,588,790 thousand and 233.6% respectively.

3.	Signature.
3.1.	First Deputy General Director —
	Finance Director	s/s	Andrei A. Gaiduk
Date: November 2, 2006
3.2.	Chief Accountant of OJSC Rostelecom	s/s	Roman A. Frolov
Date: November 2, 2006